Commission File No. 1-08346

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of June 2008
TDK CORPORATION
(Translation of registrant’s name into English)
13-1, Nihonbashi 1-chome, Chuo-ku, Tokyo 103-8272, Japan
(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑   Form 40-F ☐
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐   No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934,the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.
TDK Corporation
(Registrant)
June 27, 2008

BY:	/s/ Tatsuhiko Atsumi
Tatsuhiko Atsumi
General Manager Corporate Communications Department Administration Group

Contacts:
Kazutoshi Kogure
TDK Corporation
Corporate Communications Dept.
Tel: (81)-3-5201-7102
E-mail; pr@mb1.tdk.co.jp
http://www.tdk.co.jp
FOR IMMEDIATE RELEASE
Issue of Stock Acquisition Rights as Stock Options for a Stock-Linked Compensation Plan for
Corporate Officers
TOKYO JAPAN, June 27, 2008 — TDK Corporation’s (the “Company”) Board of Directors, based on authority vested in it by the 112th Ordinary Annual General Meeting of Stockholders held today, has passed a resolution regarding the issuance of stock acquisition rights as stock options for a stock-linked compensation plan for the Company’s Corporate Officers. Details are as follows.
I.	Reason for issuance of stock acquisition rights with specially favorable terms and conditions to individuals other than stockholders

The stock acquisition rights are structured so that these officers also share the risk of a decrease in the Company’s share price with stockholders and not just the benefits of a price increase. The issuance of these rights is thus intended to provide the Company’s Corporate Officers with further incentive for improving the Company’s operating results and share price.
II.	Matters pertaining to the issuance of stock acquisition rights
1.	Name of stock acquisition rights

TDK Corporation 2008 Stock-linked Compensation Stock Acquisition Rights (for Corporate Officers, issued free of charge)

2.	Total number of stock acquisition rights

156

3.	Class and number of shares to be issued upon the exercise of the stock acquisition rights

The class of share to be issued upon the exercise of stock acquisition rights shall be the Company’s common stock, and the number of shares for each stock acquisition right (hereinafter the “number of shares granted”) shall be 100.

However, in the event that the Company conducts a stock split, distributes shares free of charge, or consolidates its common stock, the “number of shares granted” shall be adjusted according to the following method of calculation. This adjustment will apply to the “number of shares granted” for those stock acquisition rights that have not already been exercised prior to the relevant date. Moreover, fractions of less than one share arising out of the above adjustments shall be discarded.
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Post-adjustment “number of shares granted” = Pre-adjustment “number of shares granted” X stock split or stock consolidation ratio

Moreover, in other cases where circumstances arise requiring the “number of shares granted” to be adjusted, the “number of shares granted” shall be adjusted appropriately.

4.	Method for calculating the amount to be invested when exercising stock acquisition rights

The amount to be invested when exercising each stock acquisition right shall be the amount to be paid for each share that can be granted due to the exercise of stock acquisition rights, which shall be ¥1, multiplied by the “number of shares granted.”

5.	Exercise period for stock acquisition rights

The exercise period shall be the period beginning July 6, 2008 and ending July 5, 2028.

6.	Other conditions for exercising of stock acquisition rights
(1)	Stock acquisition rights holders, excluding (2) below, shall not be able to exercise stock acquisition rights in the period from July 6, 2008 to July 5, 2011 and to be able to exercise stock acquisition rights on or after July 6, 2011.

(2)	Stock acquisition rights holders shall be permitted to exercise stock acquisition rights until July 5, 2011 in cases specified in a) and b) below, as long as it is within the time frame stipulated.
a)	In the event that a stock acquisition rights holder loses his or her position as either director or employee of the Company (including full-time advisors and contract employees, but excluding part-time advisors and part-time contract employees.
*	This definition of employee is applicable throughout this resolution.)
     Three years from the day after losing the position
b)	In the event that a proposal for approval of a merger agreement, under which the Company is to be dissolved, or a proposal for approval of a stock exchange agreement or a proposal for share transfer that makes the Company a wholly owned subsidiary, is approved at a meeting of stockholders of the Company.
     A period of 15 days from the day following the approval date
(3)	On or after July 6, 2011, in the event that a stock acquisition rights holder loses his or her position as either a director or employee of the Company, the individual may exercise his or her rights up to three years from the day after losing the position as long as it is within the exercise period for stock acquisition rights.

(4)	In the event that a stock acquisition rights holder relinquishes his or her stock acquisition rights, such stock acquisition rights cannot be exercised.
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7.	Items concerning increases in common stock and additional paid-in capital if shares are issued due to the exercise of stock acquisition rights
(1)	In the event that shares are issued due to the exercise of stock acquisition rights, common stock shall increase by half the limit for increase in common stock calculated in accordance with Article 40-1 of the Japanese generally accepted accounting principles. Any amount less than one yen arising shall be rounded up to the nearest yen.

(2)	In the event that shares are issued due to the exercise of stock acquisition rights, additional paid-in capital shall increase by the amount remaining after deducting the increase in the limit for increase in common stock prescribed in (1).
8.	Restrictions on the acquisition of stock acquisition rights due to transfers

Regarding the acquisition of stock acquisition rights due to transfers, approval is required by resolution of the Company’s Board of Directors.

9.	Provisions for the acquisition of stock acquisition rights

No provisions for the acquisition of stock acquisition rights are specified.

10.	Amount to be paid for stock acquisition rights

No payment shall be necessary for stock acquisition rights.

11.	Allotment date of stock acquisition rights

July 5, 2008

12.	Number of stock acquisition rights allotted and number of eligible persons

156 stock acquisition rights will be allotted to 8 Corporate Officers
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